July 20, 2007

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Compuware Corporation
          Form 10-K for the fiscal year ended March 31, 2007
          File No. 000-20900

Dear Ms. Collins:

On behalf of Compuware Corporation, a Michigan corporation (the "Company" or "Compuware"), I am responding to the Staff's comment letter dated June 26, 2007 with respect to Compuware's Form 10-K for the fiscal year ended March 31, 2007. I have set forth below each question contained in the Staff's comment letter, followed by our response thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2007

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES, PAGE 37

1. WE NOTE THAT YOU PROVIDE LITTLE OR NO DISCUSSION OF CASH FLOWS FROM OPERATING ACTIVITIES. IN THIS REGARD, WE NOTE THAT THERE WERE MATERIAL CHANGES IN SEVERAL WORKING CAPITAL LINE ITEMS HOWEVER YOU HAVE NOT DISCLOSED WHY THESE CHANGES OCCURRED AND HOW THEY IMPACTED OPERATING CASH FLOW. WHEN PREPARING THE DISCUSSION AND ANALYSIS OF OPERATING CASH FLOWS, YOU SHOULD ADDRESS MATERIAL CHANGES IN THE UNDERLYING DRIVERS THAT AFFECT THESE CASH FLOWS. THESE DISCLOSURES SHOULD ALSO INCLUDE A DISCUSSION OF THE UNDERLYING REASONS FOR CHANGES IN WORKING CAPITAL ITEMS THAT AFFECT OPERATING CASH FLOWS. IN THIS REGARD, PLEASE TELL US HOW YOU CONSIDERED THE GUIDANCE IN SECTION IV.B.1. OF SEC RELEASE 33-8350.

     Section IV.B.1. of SEC Release 33-8350 states, in relevant part:

          When preparing the discussion and analysis of operating cash flows, companies should address material changes in the underlying drivers (e.g. cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture or goods for resale), rather than merely describe items identified on the face of the statement of cash flows such as the reconciling items used in the indirect method of presenting cash flows.

     We acknowledge that our discussion of cash flows from operating activities should have been more robust. The following is a revised operating section for the Liquidity and Capital Resources discussion to meet the criteria of SEC Release 33-8350. We propose to modify future filings to provide enhanced disclosure of material changes in underlying drivers that affect operating cash flows.

     LIQUIDITY AND CAPITAL RESOURCES:

     As of March 31, 2007, cash and cash equivalents and investments totaled approximately $439.1 million.

     We believe cash flow from operations will be sufficient to meet operating cash needs for the foreseeable future. We anticipate borrowing up to $300.0 million in order to fund the planned expansion of the stock repurchase program. We also continue to evaluate business acquisition opportunities that fit our strategic plans.

     Net cash provided by operating activities:

     For the three years presented, we have been profitable and net income has been a primary source of cash from operating activities. During fiscal 2007, 2006, and 2005 cash flow from operations was $204.7 million, $229.7 million and $242.3 million, respectively. Depreciation and amortization added to net income, $55.0, $50.2 million and $56.4 million in fiscal 2007, 2006 and 2005, respectively, to provide cash from operating activities.

     Our cash provided by operations is also impacted by changes in working capital accounts. Changes in accounts receivable and deferred revenue have typically had the largest impact on our cash flows. The Company allows for deferred payment terms on multi-year products contracts.

     Net cash from operating activities decreased $25.0 million during fiscal 2007 as compared to fiscal 2006. The increase in net income in fiscal 2007 was offset by the following items: in fiscal 2007 and 2006 the net change in accounts receivable contributed to cash flows. Prepaid expenses and other current assets increased primarily due to the fiscal 2007 IBM unused commitment balance of $10.7 million (see Note 14 of the Consolidated Financial Statements) not being received as of March 31, 2007. The change in accounts payable and accrued expenses significantly declined in fiscal 2007. The decline was primarily the result of the reversal of income tax reserves of $26.6 million (see Note 12 of the Consolidated Financial Statements), reduction in deferred rent and bonus and commission accruals of $6.6 million, the decline in account payable of $5.4 million and a decline in the restructuring accrual of $3.5 million.

     Net cash from operating activities decreased $12.6 million during fiscal 2006 as compared to fiscal 2005. The increase to net income in fiscal 2006 and the positive contribution of the net change in accounts receivable was offset by the timing of tax payments and the increase in the deferred revenue balance during fiscal 2005. The deferred revenue balance increased in fiscal 2005 as a result of a $20 million prepayment by IBM under the settlement agreement discussed in Note 14 to the Consolidated Financial Statements and deferred revenue associated with several large transactions that were recorded during the year.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 44

2. YOU DISCLOSE ON PAGE 47 THAT CERTAIN REVENUE IS RECOGNIZED RATABLY DUE TO THE LACK OF VSOE. PLEASE TELL US WHERE YOU INCLUDED THE REVENUE FOR THESE BUNDLED ARRANGEMENTS IN YOUR STATEMENT OF OPERATIONS. FOR INSTANCE, TELL US WHETHER THE REVENUE IS INCLUDED IN A SINGLE LINE ITEM (I.E. LICENSE FEES, MAINTENANCE FEES OR PROFESSIONAL SERVICES FEES) OR TELL US IF THE COMPANY ALLOCATES THE REVENUE FROM THESE ENGAGEMENTS AMONGST THE VARIOUS REVENUE LINE ITEMS BASED ON A CERTAIN METHODOLOGY AND IF SO, PLEASE DESCRIBE SUCH METHODOLOGY. WHERE THERE IS A LACK OF VSOE OF FAIR VALUE AMONG THE ARRANGEMENT ELEMENTS, SOP 97-2 PROHIBITS SEPARATION OF THE TOTAL ARRANGEMENT FEE FOR RECOGNITION PURPOSES. ABSENT A COMPELLING ARGUMENT UNDER GAAP AND RULE 5-03(B)(1) OF REGULATION S-X THAT SUPPORTS ALLOCATING THE ARRANGEMENT FEE IN THE INCOME STATEMENT, YOU SHOULD AMEND YOUR PRESENTATION TO INCLUDE SEPARATE REVENUE, AND RELATED COST OF REVENUE, LINE ITEMS FOR BUNDLED ARRANGEMENTS THAT ARE NOT SEPARABLE BECAUSE OF THE ABSENCE OF VSOE FOR THE UNDELIVERED PCS ELEMENT. YOU SHOULD ALSO INCLUDE A FOOTNOTE DESCRIPTION TO INFORM INVESTORS OF THE NATURE OF THE ADDITIONAL LINE ITEM. PLEASE ALSO DESCRIBE TO US OTHER POSSIBLE ALLOCATION METHODOLOGIES FOR INCOME STATEMENT PURPOSES THAT YOU CONSIDERED BUT REJECTED.

     We allocate revenues related to bundled revenue arrangements that are not separable for recognition purposes because there is a lack of VSOE to the relevant line items on our consolidated statement of operations for classification purposes. These line items are: software license revenues, maintenance revenues and professional services revenues. Our method for allocating these revenues between the various revenue line items for classification purposes is described in more detail below. In making the determination as to the presentation of this revenue in the consolidated statement of operations, we considered Rule 5-03(b) (1) of Regulation S-X, which states:

          "Net sales and gross revenues. State separately: (a) Net sales of tangible products (gross sales less discounts, returns and allowances), (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues."

     We believe Rule 5-03 (b) (1) of Regulation S-X has a requirement to separately disclose products (software license fees) and services revenue (maintenance fees and professional services fees). In addition, we considered the guidance in "Software Revenue Recognition, An Analysis of SOP 97-2 and Related Guidance, Second Edition" published by KPMG LLP, Paragraph 8.038 (please note the last sentence):

          KPMG - 8.038 Consistent with our views described above with respect to contract accounting arrangements, if the vendor does not have VSOE of fair value for PCS, we believe that the vendor generally would not separate the license revenue from the PCS revenue and, accordingly, the revenue would be included within one line on the face of the income statement (e.g., license and service revenue or service revenue). If material, it may be appropriate for a software vendor to present such revenues as a separate line item on the income statement (e.g., license and service revenue from short-term time-based licensing arrangements) or to separately disclose such revenues in the notes to the financial statements. However, in some situations it may be acceptable for the vendor to apply an appropriate systematic and rational method to separate the license and PCS revenue on the face of the income statement, provided that the method used is consistently applied and clearly disclosed.

     We believe we have the ability to make reasonable estimates of the fair value of the individual elements in our bundled arrangements and we have a systematic and rational method to allocate such revenues to the appropriate line items for the purpose of income statement presentation. In addition, we believe separation provides the users of our financials statements important information to interpret our financial results.

     We follow the revenue recognition guidance in SOP 97-2 (as amended by SOP 98-9) and other interpretative guidance (e.g. TPAs referenced in this document) for our software arrangements. Once we have determined when and how revenue should be recognized for our software arrangements, we consider the income statement presentation guidance of Rule 5-03(b) (1) of Regulation S-X. To comply with this rule, we separate the total arrangement fee based upon a systematic and rational method. We separate the total arrangement fee among the deliverables within the arrangement based upon our best estimate of fair value of the undelivered elements using the residual method where we allocate revenue to professional services, maintenance (PCS) and the remaining portion of the fee is classified as license revenues. We determined fair value by using VSOE of fair value for similar elements.

     Following are three groups of bundled revenue arrangements that are not separable because there is a lack of VSOE of fair value among the arrangement elements.

     - The majority of the arrangements that are not separable because there is a lack of VSOE involve term licenses (either stand alone or combined with perpetual licenses). This is because we lack VSOE of fair value for post-contract customer support ("PCS") services in term licenses. While we have VSOE of fair value for PCS services in perpetual licenses, we cannot use such evidence to establish VSOE of fair value for PCS services in term licenses (per TPA 5100.68). We recognize revenue for these arrangements ratably over the term of the arrangement. For presentation purposes, we consider our VSOE of fair value of PCS for perpetual licenses (PCS renewals based on a fixed percentage of the sales price) as our best estimate of the fair value of PCS associated with term licenses. We use this estimate for allocating revenue between PCS and license revenues, where the remaining portion of the fee is classified as license revenue.

     To a lesser extent:

     - We have arrangements that include a product that has a different VSOE of fair value for PCS than all of our other products. VSOE of fair value of PCS is a fixed percentage of net license fee for all of our products except one particular product for which VSOE of fair value of PCS is a higher percentage of the net license fee. If this product is bundled with other products, we are not able to establish VSOE of fair value of the PCS because we do not have VSOE of fair value of software license fees. We recognize these arrangements ratably over the PCS term. For presentation purposes, we allocate the arrangement consideration between the products with different PCS rates by allocating any discount percentage proportionately. Then, we apply our VSOE of fair value PCS rates to such allocation of the arrangement to calculate our best estimate of fair value for allocating revenue between PCS fees and license fees, where the remaining portion of the fee is recognized as license revenue. Following is an example of the allocation for presentation purposes:

                                                       Product A   Product B
                                                       ---------   ---------
Net Price, after allocating discount proportionately       30          70
PCS VSOE %                                                 25%         18%
                                                         ----        ----
Allocated to PCS Fees                                     7.5        12.6
Allocated to License Fees                                22.5        57.4

     - We also have software arrangements combined with professional services where it is not possible to reasonably estimate the hours to complete the professional services portion of the arrangement. While the contracts governing these arrangements typically provide for time and materials billing, we have a history of only charging the estimated fee provided to the customer (i.e. in substance, these are fixed fee arrangements). The professional services included in these arrangements do not involve significant production, modification, or customization of the software and are not considered essential to the functionality of the software. We have established VSOE of fair value for professional services based on the hourly and daily prices charged when such services are sold separately. Therefore, we generally determine the VSOE of fair value of professional services by multiplying these hourly rates by the estimated number of hours required to complete the professional services. In situations where we can not reasonably estimate the number of hours we have concluded that VSOE of fair value of the professional services does not exist. Accordingly, we recognize revenue for these arrangements over the period in which the professional services are expected to be performed, on a straight-line basis, in accordance with paragraph 67 of SOP 97-2. For presentation purposes, we use our VSOE of fair value for professional services (hourly or daily rates when sold separately) multiplied by the actual hours incurred to date as our best estimate of fair value for allocating revenue in these arrangements between professional services revenues and the remaining portion of the fee is classified as license revenue.

     We believe, based upon Rule 5-03 (b) (1) of Regulation S-X, it is required to allocate revenues between product and services revenues. Accordingly, we believe it is acceptable to make such allocation based on our best estimate of the fair value of the undelivered elements in the arrangement using the residual method for income statement presentation purposes. This classification provides the users of our financials statements important information to interpret our financial results. We did not consider alternative allocation methodologies.

     We will expand our disclosures in future filings to discuss our policy and methodology regarding the income statement presentation of bundled revenue arrangements that are not separable for recognition purposes because there is a lack of VSOE of fair value among the arrangement elements. The following is an example of our expanded disclosure.

          Software license fees - The Company's software license agreements provide its customers with a right to use its software perpetually (perpetual licenses) or during a defined term (term licenses). Perpetual license fee revenue is recognized using the residual method, under which the fair value, based on vendor specific objective evidence ("VSOE"), of all undelivered elements of the agreement (e.g., maintenance and professional services) is deferred. VSOE is based on rates charged for maintenance and professional services when sold separately. The remaining portion of the fee, net of discretionary discounts (the residual), is recognized as license fee revenue upon delivery of the products, provided that no significant obligations remain and collection of the related receivable is deemed probable.

          For revenue arrangements that are not separable because there is a lack of VSOE of fair value into the various arrangement elements, the Company recognizes the license fee revenue on a ratable basis over the maintenance term or over the period in which the services are expected to be performed. However, for income statement presentation purposes, we allocate revenue between professional services fees, maintenance fees and licenses fees based on our best estimate of the fair value of the undelivered elements using the residual method.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 47

3. YOU DISCLOSE THAT REVENUE FROM TERM LICENSE ARRANGEMENTS AND ARRANGEMENTS IN WHICH YOU DO NOT HAVE VSOE OF UNDELIVERED ELEMENTS IS RECOGNIZED RATABLY. WE ALSO NOTE YOUR DISCLOSURE ON PAGE 35 AND IN YOUR FORM 8-K FILED ON APRIL 23, 2007 INDICATING THAT, DUE TO CHANGING AND MORE COMPLEX CONTRACTUAL TERMS, YOU EXPECT AN INCREASING PERCENTAGE OF ARRANGEMENTS WHERE RATABLE RECOGNITION WILL BE REQUIRED. PLEASE TELL US MORE ABOUT THESE ARRANGEMENTS THAT RESULT IN RATABLE RECOGNITION BY DESCRIBING THE LICENSING TRENDS AND SPECIFIC CONTRACTUAL TERMS THAT RESULT IN THE DEFERRAL OF REVENUE. AS PART OF YOUR RESPONSE, REFER TO THE AUTHORITATIVE GUIDANCE YOU RELIED UPON WHEN DETERMINING YOUR ACCOUNTING.

     Our response to comment two provides a description of three types of arrangements where we cannot establish VSOE of fair value for certain elements in our multiple element arrangements.

     We anticipate seeing more transactions that combine both term and perpetual licenses as an increasing number of companies in the software industry are offering these types of licenses. We believe our customers may demand more of these types of licenses in the future.

4. WE NOTE THAT VSOE FOR MAINTENANCE AND PROFESSIONAL SERVICES IS BASED ON THE PRICE CHARGED WHEN THESE SERVICES ARE SOLD SEPARATELY. DESCRIBE THE PROCESS YOU USE TO EVALUATE THE VARIOUS FACTORS THAT EFFECT YOUR VSOE INCLUDING CUSTOMER TYPE AND PRICING FACTORS. FURTHER ADDRESS THE ISSUE THAT IF YOUR VSOE VARIES FROM CUSTOMER TO CUSTOMER, HOW YOU CAN REASONABLY ESTIMATE FAIR VALUE. IN THIS REGARD, WE NOTE YOUR DISCLOSURES ON PAGE 34 WHERE YOU INDICATE THAT BASED ON MARKET CONDITIONS, THE COMPANY PERIODICALLY CHANGES PRICING METHODOLOGIES FOR MAINTENANCE AND PROFESSIONAL SERVICES. TELL US HOW YOU FACTOR THESE CHANGES INTO YOUR ANALYSIS OF VSOE. SEE PARAGRAPH 10 OF SOP 97-2.

     We evaluate VSOE of fair value for PCS and professional services based on the prices charged when these elements are sold separately. Our evaluation is based on GAAP including the following guidance from SOP 97-2 (including paragraphs 10 and 57), SOP 98-9, TPA 5100.52 and TPA 5100.55.

     When we evaluate our separate sales of PCS for purposes of establishing VSOE of fair value, we consider the type of customer, the type of software, contract types, pricing methodology, and estimate of the costs to provide maintenance. Based on these considerations we believe our separate sales of PCS are one homogeneous group, except for one product. We price our annual maintenance renewals for all of our software products based on a fixed percentage of the net license fee. This fixed percentage is consistent across all of our software products except for one product which has a higher fixed percentage. We review actual customer renewals and have concluded that these are sufficiently clustered within an appropriate range to establish VSOE of fair value of PCS. We believe our VSOE of PCS is very accurate, as we have found over 90% of our maintenance renewals, renew at the VSOE fixed percentage of the net license fee. This evaluation is consistent with the bell shaped curve methodology outlined in the "Software Revenue Recognition, An Analysis of SOP 97-2 and Related Guidance, Second Edition" published by KPMG LLP paragraph 5.008.

     When we evaluate our separate sales of professional services for purposes of establishing VSOE of professional services, we consider the type of services, type of customer, contract type, pricing methodology and an estimate of the costs to provide such professional services. Based on these considerations we have stratified our separate sales of professional services into two categories, product related services and general services. Our professional services are priced on a fixed hourly rate or daily rate. We review actual separate customer sales and have concluded that these are sufficiently clustered within an appropriate range to establish VSOE of professional services. We believe this evaluation is consistent, by analogy, with the bell shaped curve methodology outlined in "Software Revenue Recognition, An Analysis of SOP 97-2 and Related Guidance, Second Edition" published by KPMG LLP paragraph 5.008.

     We do consider price changes in our VSOE analysis. Because we have reviewed PCS renewals over many years and found them to establish VSOE (using the bell shaped curve methodology), we believe we have basis for VSOE of PCS when we change the fixed percentage of net license fee our customers will be charged for PCS. For professional services we have made only minor pricing changes and these have not resulted in a change in VSOE.

5. WE FURTHER NOTE THAT WHILE YOUR STANDARD PERPETUAL LICENSES INCLUDE ONE YEAR OF MAINTENANCE, THE COMPANY ALSO ENTERS INTO MULTI-YEAR CONTRACTS THAT INCLUDE MAINTENANCE PERIODS RANGING FROM TWO TO FIVE YEARS. TELL US WHETHER YOU HAVE ESTABLISHED VSOE FOR MAINTENANCE INCLUDED IN MULTI-YEAR ARRANGEMENTS AND PLEASE DESCRIBE THE PROCESS USED TO ESTABLISH VSOE IN ARRANGEMENTS THAT INCLUDE INITIAL MAINTENANCE PERIODS OF TWO TO FIVE YEARS. FURTHER, IF YOU HAVE DETERMINED THAT THE COMPANY IS ABLE TO ESTABLISH VSOE FOR MAINTENANCE IN YOUR MULTI-YEAR ARRANGEMENTS, PLEASE TELL US HOW YOU DETERMINED THAT VSOE OF FAIR VALUE FOR SUCH SUPPORT IS CONSIDERED SUBSTANTIVE. IN THIS REGARD, AT A MINIMUM, PLEASE ADDRESS EACH OF THE CRITERIA IDENTIFIED IN TPA 5100.54, BY ANALOGY, AS INDICATORS THAT THE PCS RENEWAL RATES MAY NOT BE SUBSTANTIVE.

     As noted in our response to comment four above, we establish VSOE of fair value for PCS and professional services based on the prices charged when these elements are sold separately. We do not rely on contractual renewal rates as VSOE of fair value of PCS. Therefore, we do not believe that TPA 5100.54 is applicable. As described in the response to comment four above we have established VSOE of fair value for an annual period of PCS on our perpetual licenses as a fixed percentage of the net license fee. In accordance with TPA 5100.55, for perpetual arrangements with multiple years of PCS, the annual VSOE of PCS is multiplied by the number of years for which PCS is included in the arrangement.

6. WE NOTE YOUR DISCLOSURES ON PAGE 29 WHERE YOU INDICATE THAT FOR CERTAIN TRANSACTIONS THAT INCLUDE AN OPTION TO EXCHANGE OR SELECT PRODUCTS IN THE FUTURE, REVENUE IS DEFERRED AND RECOGNIZED OVER THE TERM OF THE AGREEMENT OR WHEN ALL REVENUE RECOGNITION CRITERIA HAVE BEEN MET. PLEASE PROVIDE MORE DETAILS REGARDING THE TERMS OF THESE ARRANGEMENTS. FOR INSTANCE, IF THE CUSTOMER CHOOSES THE "SELECT PRODUCT" OPTION ARE THEY ENTITLED TO USE THE PREVIOUSLY DELIVERED PRODUCT IN ADDITION TO THE SELECTED PRODUCT OR ARE THEY OBLIGATED TO RETURN THE ORIGINAL PRODUCT? ALSO, IF THEY ELECT TO USE THE "EXCHANGE" OPTION DOES THE EXCHANGE INCLUDE PRODUCTS WITH NO MORE THAN MINIMAL DIFFERENCES IN PRICE, FUNCTIONALITY OR FEATURES? PLEASE EXPLAIN AND TELL US HOW YOU APPLIED THE GUIDANCE IN PARAGRAPHS 39-51 OF SOP 97-2 IN ACCOUNTING FOR THESE ARRANGEMENTS.

     We have not entered into any of these types of arrangements for any year presented in the Statements of Operations. The most recent arrangements that may have been determined to fit this accounting description included extended payment terms that called into question whether or not the fee was fixed or determinable. Therefore, these arrangements were recognized as payments became due and payable. We will update future filings to remove this language unless we actually have transactions that require expanded descriptions.

NOTE 12. INCOME TAXES, PAGE 64

7. WE NOTE THAT DURING THE QUARTER ENDED MARCH 31, 2007, THE COMPANY REDUCED ITS INCOME TAX PROVISION BY $26.6 MILLION FOR "CERTAIN ITEMS RELATED TO SETTLEMENTS OF PRIOR TAX MATTERS" WHICH INCLUDED AN AGREEMENT ON ISSUES THAT AFFECTED A "SPECIAL DEDUCTION AND CREDITS AFFORDED TO U.S. BASED TAXPAYERS THAT GENERATE INCOME FROM SALES TO FOREIGN CUSTOMERS." PLEASE EXPLAIN FURTHER WHAT YOU MEAN BY "SPECIAL DEDUCTION" AND DESCRIBE THE SETTLEMENT OF PRIOR YEAR TAX MATTERS THAT LEAD TO THE DECREASE IN THE CURRENT YEAR'S PROVISIONS. DOES PART OF THIS SETTLEMENT RELATE TO THE AMERICAN JOBS CREATION ACT OF 2004 OR TRANSFER PRICING ISSUES? WE FURTHER NOTE THAT THE COMPANY HAS RESERVES OF $11.6 MILLION AND $37.8 MILLION AT MARCH 31, 2007 AND MARCH 31, 2006, RESPECTIVELY FOR CERTAIN OPEN TAX MATTERS WITH VARIOUS SIGNIFICANT TAXING JURISDICTIONS FOR TAX YEARS 1996 AND FORWARD.

     PLEASE EXPLAIN FURTHER THE ITEMS IMPACTING THESE RESERVES AND TELL US WHETHER THE SETTLEMENT OF CERTAIN ITEMS IN FISCAL 2007 AND THE CORRESPONDING REDUCTION IN THE RESERVE BALANCE IS RELATED TO THE $26.6 MILLION REDUCTION IN YOUR TAX PROVISION.

     The "special deduction" refers to foreign sales commissions under the former foreign sales corporation (FSC) rules and the extraterritorial income exclusion (ETI), the replacement for the FSC. The Company received its Revenue Agent Report (RAR) on March 28, 2007 detailing particular items of adjustment by the IRS for tax years ended March 31, 2000 through March 31, 2004. The Company accepted all but three of the adjustment items in this RAR; such items have been formally protested to the IRS appeals division. The Company considers these three items to have appropriate reserves under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies". The financial results of finalizing the IRS audit have been reflected as "settlement of prior year tax matters" during the quarter ended March 31, 2007 and amounted to $26.6 million. Items settled that specifically related to the FSC and ETI special deductions totaled $8.7 million. Items settled that specifically related to credits afforded to U.S. based taxpayers that generate income from sales to foreign customers totaled $10.2 million. Items settled regarding the proper character and timing of certain deductions amounted to $3.3 million. In addition, the aforementioned items settled had associated interest and state taxes totaling $4.4 million. None of this settlement relates to the American Jobs Creation Act of 2004 or transfer pricing issues.

     The Company's income tax reserves were $37.8 million at March 31, 2006. During fiscal 2007, the settlement of prior year tax matters comprised substantially all of the reserve reduction of $26.2 million to arrive at the income tax reserve balance of $11.6 million at March 31, 2007. Moreover, this reduction in the reserve balance is substantially all related to the $26.6 million reduction in the Company's income tax provision.

     The Company will modify future filings to describe the "special deductions" as FSC and ETI.

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 74

8. WE NOTE YOUR DISCLOSURE THAT THE "COMPANY'S CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CONCLUDED THAT THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE, AT THE REASONABLE ASSURANCE LEVEL, TO CAUSE THE INFORMATION REQUIRED TO BE DISCLOSED BY THE COMPANY IN THE REPORTS THAT IT FILES OR SUBMITS UNDER THE EXCHANGE ACT TO BE RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN THE COMMISSION'S RULES AND FORMS." PLEASE CONFIRM, IF TRUE, THAT YOUR OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE ALSO EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, TO ALLOW TIMELY DECISIONS REGARDING

     REQUIRED DISCLOSURE. SEE EXCHANGE ACT RULE 13A-15(E). CONFIRM YOU WILL MODIFY YOUR DISCLOSURE, AS MAY BE NECESSARY, IN FUTURE FILINGS.

     We confirm that the Company's Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding disclosure.

     We also confirm that we will modify this disclosure in future filings. Following is the language that we intend to use:

     "As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective, at the reasonable assurance level, to cause information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act to be recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required financial disclosure."

WE ACKNOWLEDGE THAT WE ARE RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN ALL COMPANY FILINGS. WE UNDERSTAND THAT NEITHER THE STAFF'S COMMENTS NOR CHANGES WE MAKE TO OUR DISCLOSURE IN RESPONSE TO STAFF COMMENTS FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO OUR FILINGS AND THAT THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDINGS INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

PLEASE FEEL FREE TO CALL ME AT (313) 227-7372 WITH ANY QUESTIONS OR IF WE CAN BE OF ANY ASSISTANCE.

VERY TRULY YOURS,

/s/LAURA FOURNIER
-----------------

SENIOR VICE PRESIDENT, TREASURER AND
CHIEF FINANCIAL OFFICER